

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2012

<u>Via E-mail</u>
Travis Meyer
President
Midwest Holding Inc.
8101 "O" Street, Suite S111
Lincoln, Nebraska 68510

> **Re: Midwest Holding Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed February 3, 2012**
> **File No. 000-10685**

Dear Mr. Meyer:

We have reviewed your amendment filed on February 3, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. As we notified you in our letter dated December 15, 2011, your registration statement automatically became effective on February 10, 2012. Please note that our review of this filing is still ongoing and acknowledge that you will respond to the comments included in this letter with a view toward amending your registration statement as requested.

2. Please revise your interim financial statement disclosures to be consistent with the comments issued on the fiscal year financial statements, as applicable.

<u>Special Note Regarding Forward-Looking Statements, page 2</u>

3. Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please either:

- delete any reference to the Litigation Reform Act; or

- make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to initial public offerings.

Item 1. Business

Development of the Business, page 2

4. Please amend your disclosure to state both here and in the relevant risk factor on pages 11-12 the total amount of net operating losses you have experienced to date and the estimated aggregate cost of writing new life insurance.

5. Please amend your registration statement to file the Certificate of Authority issued by the State of Nebraska as an exhibit.

American Life, page 3

6. Please amend your disclosure to state, if true, that despite being a Nebraska-incorporated company doing business exclusively in the State of Nebraska, your operating subsidiary is incorporated in Arizona and, for that reason, it is required to comply with the insurance laws and regulations in the State of Arizona. Also, please clarify the reason(s) why you have not yet re-incorporated American Life & Security Corp. in Nebraska and whether you have any plans to do so in the foreseeable future.

7. Please provide additional disclosure concerning the history of American Life & Security Corp., including its year of incorporation and the nature of its operations prior to your acquisition in September 2009, including a description of its products and the extent to which they differed from yours, if any.

8. Please disclose Old Reliance Insurance Company's net income as of November 2010, in addition its annual premium income and total assets.

9. We note your intention to explore the international market for U.S.-dollar denominated ordinary life policies. We also note your reference to management's 25 years' experience in this market. The discussion of management's background, however, does not include a discussion of this experience, either collectively or individually. Please revise the discussion accordingly or delete the reference to management's experience in the specific market.

10. Please further describe the two (2) insurance policies you are currently marketing. In particular, please provide the average amount payable under these policies and the average premium you charge for each. Also, if either policy is scaled according to the

individual characteristics of the policyholder, e.g. amount of premium paid, age, gender, overall health, etc. please describe the scaling structure.

11. Please estimate the approximate date that you intend to introduce additional life insurance products into the marketplace. If you are unable to form such an estimate at this time, please include a statement to that effect in your disclosure.

12. Please amend your disclosure to provide the commission structure you currently have in place with your marketing agents.

13. Please identify the independent qualified consulting actuary you have used to establish your underwriting standards, describe the other services, if any, this actuary provides and is expected to provide to you in the future, and state the estimated amount you have spent and will spend on these arrangements.

14. Please describe in detail the underwriting guidelines you currently utilize.

15. Please describe the methods by which you recruit your agents, the average rate of turnover among them, and the training that you have provided them with respect to both marketing shares of your voting stock and marketing your insurance products.

16. Please elaborate on the "face-to-face marketing concept" that you have developed to sell both your common stock and your insurance policies. In particular, please describe how you developed your leads and the methods by which your agents marketed the stock of your company both before and after you had initiated any operations.

17. Please amend your disclosure to state wherever appropriate the percentage of your outstanding life insurance policies that is reinsured and the average premium you have paid to your reinsurers.

Possible Acquisition of Other Companies, page 6

18. We note that among the factors you consider in connection with a possible acquisition are viable marketing networks and competency and loyalty of a target's agents. Please expand the discussion in the last paragraph of this section to indicate the number of Old Reliance agents at the time of your acquisition of the company and the number of former Old Reliance agents you currently employ.

Certain Relationships and Affiliations with Similar Businesses, page 8

19. We note your agreements with Bison Capital and Great American Marketing. If applicable, please expand the discussion to describe whether there were similar arrangements between Bison, Great American, and the affiliates you have identified.

20. We note the similarity in business plans for the various affiliates you have identified and the organization chart reflected under the section "About Us" on your website. Please expand the discussion where applicable to indicate whether you or your affiliates plan to combine the various state oriented entities into one holding company or similar organization.

Item 1A. Risk Factors

"Our insurance marketing efforts are key to our success," page 11

21. Please expand this risk factor to describe how you recruit your independent agents, the average rate of turnover among them, and a brief description of the face-to-face marketing concept you mention earlier in your disclosure.

"American Life may not be able to obtain a favorable insurance rating," page 13

22. Please expand the discussion to explain how the absence of a rating may affect your competitive position, e.g. customers may not purchase a policy from an unrated company, the rates you charge may be lower to attract business, regulatory prohibitions, etc.

23. We note the risk factor discussion does not refer to Capital Reserve. Please clarify whether Capital Reserve has been rated and, if so, its current rating. In addition, please tell us whether the absence of discussion of Capital Reserve's rating means you currently do not intend to promote Capital Reserve's business.

"Fluctuations in interest rates could adversely affect our business and profitability." Page 13

24. Please expand the discussion to explain how rising interest rates may adversely affect your investment cash flows and other cash sources.

25. Please delete the last two sentences of the discussion since this language may tend to mitigate the risk you are describing.

Management's Discussion and Analysis of Financial Condition and results of Operations, page 16

26. Please revise your disclosure to discuss your critical accounting policies and estimates or tell us why you did not provide this disclosure. Please refer to FR-72 for guidance.

Item 6. Executive Compensation

27. Please amend your registration statement to provide executive compensation disclosure for 2011.

Item 7. Certain Relationships and Related Transactions, and Director Independence

Related Party Transactions, page 26

28. Please file your general agency agreement with Great American Marketing, Inc. as an exhibit to your registration statement, and amend this disclosure to provide its payment, duration and termination provisions.

Consolidated Financial Statements for September 30, 2011

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page F-7

29. Please revise your disclosure to include a statement that the interim financial statements reflect all adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Refer to Instruction 2 to Rule 8-03 of Regulation S-X.

Mortgage Loans on Real Estate and Policy Loans, page F-8

30. Please disclose your policies for assessing allowance for loan losses as required under ASC 310-10-50-9. If no allowance is provided, disclose why.

New Accounting Standards, page F-13

31. Please describe the accounting impact of those standards you adopted in 2012.

Note 2. Business Acquisitions, page F-14

32. Please revise your disclosure to explain why the gain recognized in the acquisition of Security Capital Corporation equals the re-measured fair value of the interest you previously held. Explain to us why fair value was measured as the carrying value of the assets held by Security Capital.

Note 4. Investments, page F-16

33. Please revise your disclosure to separately quantify states and political subdivisions by type, i.e. general obligation or special revenue bonds. In addition, please provide a further break-down of the securities issued by the states and political subdivisions for those that comprise more than 10% of the total category, showing the fair value and amortized cost and credit rating with and without any third party guarantees. For the special revenue bonds category, also provide a break-down by nature of activity supporting these securities for any activity comprising more than 10% of this category.

Consolidated Financial Statements for December 31, 2010

General

34. Please provide disclosure of your contingencies as required under ASC 450-20-50.

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Deposit-type contracts, page F-34

35. You disclose that the deposit liability is generally equal to the accumulated account deposits, plus interest credited, less policyholder withdrawals and other charges assessed against the account balance. Please revise your disclosure to remove the word generally from your disclosure in the filing or quantify the liability for deposit-type contracts where the amount is not equal to the accumulated account deposit plus interest credited less policyholder withdrawals and other charges assessed.

Revenue recognition and related expenses, page F-35

36. You disclose on page 4 that American Life sells two insurance products. One of these products is the "American Accumulator", which is a multi-benefit life insurance policy that combines cash value life insurance with a tax deferred annuity. Please revise your disclosure to explain your revenue recognition policy for this multi-benefit life insurance policy.

Note 4. Fair Values of Financial Instruments, page F-39

37. For securities valued using Level 2 inputs it appears that these inputs are based on quoted prices for similar assets. Please revise your disclosure to include the following information as they relate to your Level 2 valuations:

- The source(s) of the quoted prices;
- If the source of the quoted prices is a third party, whether the quotes are binding;

- The number of quotes you generally obtain per instrument;

- If you obtain multiple varying quotes, how you determine the fair value to be recorded;

- Whether and if so, how much, you adjust the quoted price;

- To the extent that you select the similar assets to be quoted or adjust the quoted price, please disclose why it is appropriate to classify these investments as Level 2 versus Level 3 in the fair value hierarchy; and

- Describe the inputs used to determine the fair value of each class of assets and liabilities.

Private Placement Common Stock, page F-40

38. Please tell us why you believe the fair value of your investment in private placement common stock is equal to its cost basis.

Note 6. Reinsurance, page F-44

39. Please disclose any concentration of credit risk associated with amounts recoverable by reinsurers and the amount of reinsurance recoverable by their credit ratings. In addition, please tell us why you believe 100% of this balance is collectible.

40. You disclose in Note 1 that ALSC entered into a coinsurance agreement with Security National Life Insurance Company (SNL), effective January 1, 2010, to reinsure certain individual term life and individual annuity policies of SNL. The Company received cash consideration of $3,729,599 and paid an upfront ceding commission of $375,000.   Please revise your disclosure to explain what the cash consideration represents, why it is separate from insurance premiums assumed, and your basis for recognizing the total amount of cash consideration as income in 2010. In addition, please disclose the significant terms of this coinsurance agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Keira Ino at (202) 551-3659 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director

cc: David J. Routh, Esq.
       Cline Williams Wright Johnson & Oldfather, L.L.P.
       233 South 13th Street -1900 U.S. Bank Building
       Lincoln, Nebraska 68508